UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the three months ended March 31, 2020 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the three months ended March 31, 2020.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-237936), which was filed with the U.S. Securities and Exchange Commission on April 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: June 3, 2020	By:	/s/ Callum Mitchell-Thomson
	Name:	Callum Mitchell-Thomson
	Title:	Principal Financial and Accounting Officer

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement ("LOA") entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from current or potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for liquefied natural gas ("LNG") and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•changes in our ability to retrofit vessels as floating storage and regasification units ("FSRUs") or floating liquefaction natural gas vessels ("FLNGs") and in our ability to obtain financing for such conversions on acceptable terms or at all;
•Golar Power's ability to operate the Sergipe power station project and related FSRU contract and to execute its downstream LNG distribution and merchant power sales plans;
•changes in our relationship with Golar LNG Partners LP ("Golar Partners"), Golar Power Limited ("Golar Power") or Avenir LNG Limited ("Avenir") and the sustainability of any distributions they pay to us;
•failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo and FLNG Gimi on a timely basis or at all and our ability to contract the full utilization of the Hilli Episeyo or other vessels and the benefits that may to accrue to us as the result of any such modifications;
•changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the supply of or demand for LNG or LNG carried by sea;

•continuing volatility of commodity prices;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•a decline or continuing weakness in the global financial markets;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•our ability to integrate and realize the benefits of acquisitions;
•changes in our ability to sell vessels to Golar Partners or Golar Power;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2020 and 2019. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited and any one or more of its consolidated subsidiaries, or to all such entities. References to "Golar Partners" or the "Partnership" refer to Golar LNG Partners LP (Nasdaq: GMLP) and to any one or more of its direct and indirect subsidiaries. References to "Golar Power" refer to Golar Power Limited and to any one or more of its direct and indirect subsidiaries. References to "Avenir" refer to Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms defined herein, please see our annual report on Form 20-F for the year ended December 31, 2019, which was filed with the Commission on April 30, 2020.

Overview

We provide infrastructure for the liquefaction, transportation, regasification and downstream distribution of LNG. Through our subsidiaries, affiliates and joint venture we are engaged in the acquisition, ownership, operation and chartering of FLNGs, FSRUs and LNG carriers as well as the development of gas to power projects and small-scale LNG distribution operations.
Recent Developments

Since March 31, 2020, certain developments that have occurred are as follows:

Global COVID-19 outbreak
The outbreak of COVID-19 that originated in China and subsequently spread to many countries worldwide has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of COVID-19. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, and the global demand for oil, natural gas and LNG has declined significantly.

Safety remains our highest priority and several initiatives have been implemented in response to COVID-19 to keep our seafarers, staff and our wider communities safe whilst ensuring that all our assets remain operational and that we are meeting our customer commitments. To date our operations have been impacted primarily by the cancellation and/or delays of crew changes on our vessels, postponement of equipment maintenance and various inspections. The timing of crew changes remains dependent on the duration and severity of COVID-19 in countries from which our crews are sourced as well as any restrictions in place at ports in which our vessels call, however we are managing to make limited crew changes where possible. Restrictions on crew changes may lead to a temporary decline in crewing related expenses in the near-term, however where our crew changes are delayed we may incur increased costs to arrange crew changes in response to the restrictions in place. We have sought to financially support our seafarers currently on shore leave. Restrictions in place at ports may also lead to increased provisioning costs to obtain supplies. Some of our global offices are re-opening and planning to function under local legislation and social distancing guidelines.

However, the extent to which COVID-19 will impact our results of operations, cash flows and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including among others, the severity and duration of COVID-19, new information which may emerge concerning the severity of COVID-19 and the actions to contain or treat its impact. Governments and governmental agencies in different countries are also taking various approaches to relax restrictions previously imposed, where possible. An estimate of the impact cannot therefore be made at this time. The severity and duration, as well as the impact of these factors remain uncertain but could have a material impact on our results of operations, cash flows and financial condition. If the COVID-19 outbreak continues to impact the global economy on a prolonged basis, or becomes more severe, the rate environment in the LNG and natural gas market and our vessel values, operations and cash flows may be negatively impacted.

FLNG Gimi Force Majeure notification
In April 2020, we announced that we had received written notification of a force majeure claim from BP under the LOA, relating to the Gimi GTA Project. BP estimates that the consequential delay caused by the claimed force majeure event will be approximately one year and that it is not currently possible to mitigate or shorten this delay. We are in advanced and positive discussions with our main building contractor, Keppel Shipyard Limited, and with engineering topsides subcontractor Black and Veatch, to re-schedule the conversion timeline. We are currently unable to establish the duration of the delay to the conversion of FLNG Gimi and any related potential impact on our operations and cash flows.

Organizational Changes

On April 30, 2020, Graham Robjohns stepped down from his position as our Chief Financial Officer and Deputy Chief Executive Officer. Callum Mitchell-Thomson was appointed as our Chief Financial Officer, effective May 1, 2020.

Short term loan to Golar Partners

In May 2020, we entered into a revolving credit facility with total availability of $25.0 million to Golar Partners, of which Golar Partners has drawn down $15.0 million. The facility is unsecured, repayable in full in June 2020, and bears interest at a rate of LIBOR plus a margin of 5%.

Operating and Financial Review

The following details the operating results for our reportable segments for the periods ended March 31, 2020 and 2019.

	Three months ended March 31,
	2020				2019
(in thousands of $)	Vessel operations	FLNGs	Power	Total	Vessel operations	FLNGs	Power	Total
Total operating revenues	68,035	54,524	—	122,559	59,763	54,524	—	114,287
Vessel operating expenses	(16,565)	(13,668)	—	(30,233)	(18,176)	(13,072)	—	(31,248)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(4,827)	—	—	(4,827)	(16,140)	(360)	—	(16,500)
Administrative expenses	(9,870)	(271)	—	(10,141)	(12,893)	(652)	—	(13,545)
Project development expenses	(2,557)	(1,132)	—	(3,689)	(668)	(922)	—	(1,590)
Depreciation and amortization	(15,255)	(11,985)	—	(27,240)	(16,112)	(12,051)	—	(28,163)
Impairment of long-term assets	—	—	—	—	(34,250)	—	—	(34,250)
Other operating (losses)/gains	—	(25,271)	—	(25,271)	9,260	30,613	—	39,873
Operating income/(loss)	18,961	2,197	—	21,158	(29,216)	58,080	—	28,864

Equity in net losses of affiliates	(13,277)	—	(24,659)	(37,936)	(8,939)	—	(3,960)	(12,899)

Three month period ended March 31, 2020 compared with the three month period ended March 31, 2019

Vessel operations segment

	Three months ended March 31,
(in thousands of $, except average daily TCE) (1)	2020	2019	Change	% Change

Total operating revenues	68,035	59,763	8,272	14%
Vessel operating expenses	(16,565)	(18,176)	1,611	(9%)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangements)	(4,827)	(16,140)	11,313	(70%)
Administrative expenses	(9,870)	(12,893)	3,023	(23%)
Project development expenses	(2,557)	(668)	(1,889)	283%
Depreciation and amortization	(15,255)	(16,112)	857	(5%)
Impairment of long-term assets	—	(34,250)	34,250	(100%)
Other operating gains	—	9,260	(9,260)	(100%)
Operating income/(loss)	18,961	(29,216)	48,177	(165%)

Equity in net (losses)/earnings of affiliates	(13,277)	(8,939)	(4,338)	49%

Other Financial Data:

Average daily TCE (1) (to the closest $100)	61,900	39,300	22,600	58%
(1) Average Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP Measures" for a discussion of TCE.

Total operating revenues: Total operating revenues increased by $8.3 million to $68.0 million for the three months ended March 31, 2020 compared to $59.8 million for the same period in 2019. This was principally due to:

•$11.6 million increase in revenue as a result of higher utilization and higher charterhire rates of our Tri-Fuel Diesel Electric propulsion ("TFDE") fleet for the three months ended March 31, 2020 compared to the same period in 2019; and
•$2.1 million increase in revenue from the Golar Arctic as she was fully utilized for the three months ended March 31, 2020, whereas she was on scheduled drydocking in the same period in 2019, resulting in 20 days of off-hire.

This was partially offset by the:

•$5.0 million decrease in revenue from the Golar Viking, following her entry into the shipyard in January 2020 for her conversion to a FSRU, compared to full utilization during the same period in 2019.

Average daily TCE: As a result of lower voyage expenses and increased charter rates and utilization for the majority of our fleet for the three months ended March 31, 2020, the average daily TCE increased to $61,900 from $39,300 for the same period in 2019.

Vessel operating expenses: Vessel operating expenses decreased by $1.6 million to $16.6 million for the three months ended March 31, 2020, compared to $18.2 million for the same period in 2019, primarily due to a decrease of:

•$1.6 million in operating costs of the Golar Viking as she entered the shipyard for her conversion in January 2020, compared to full utilization for the same period in 2019; and
•$0.7 million in lay-up costs for the Gandria, incurred in the three months ended March 31,2019.

This was partially offset by an increase in repairs and maintenance of $0.8 million, for the Golar Crystal, Golar Glacier and Golar Seal, for the three months ended March 31, 2020, compared to the same period in 2019.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease of $11.3 million in voyage, charterhire and commission expenses to $4.8 million for the three months ended March 31, 2020 compared to $16.1 million for the same period in 2019, was mainly due to:

•$10.9 million reduction in voyage expenses as a result of increased utilization of our TFDE fleet; and
•$1.5 million reduction in bunker consumption in relation to the Golar Arctic as she had full utilization for the three months ended March 31, 2020, compared to being mostly on commercial waiting time during the same period in 2019.

This was partially offset by the $1.4 million increase in bunker consumption in relation to the Golar Viking, incurred prior to entering the shipyard for her conversion in January 2020, compared to full utilization during the same period in 2019.

Administrative expenses: Administrative expenses decreased by $3.0 million to $9.9 million for the three months ended March 31, 2020 compared to $12.9 million for the same period in 2019, mainly due to a decrease in corporate expenses, legal costs and employee stock award expenses.

Project development expenses: Project development expenses increased by $1.9 million to $2.6 million for the three months ended March 31, 2020 compared to $0.7 million for the same period in 2019, mainly due to an increase in non-capitalizable project related expenses comprising of professional, legal and consultancy fees.

Depreciation and amortization: Depreciation and amortization decreased by $0.9 million to $15.3 million for the three months ended March 31, 2020 compared to $16.1 million for the same period in 2019, principally due to a decrease of $0.8 million in the Golar Viking depreciation following her entry into the shipyard in January 2020, to commence her conversion to a FSRU.

Impairment of long-term assets: The impairment loss of $34.3 million for the three months ended March 31, 2019 is associated with our LNG carrier, the Golar Viking. In March 2019, we signed an agreement with LNG Hrvatska for the future sale of the Golar Viking once converted into an FSRU, following the completion of her existing charter. Although the sale is not expected to close until the fourth quarter of 2020, the transaction triggered an immediate impairment test, resulting in the recognition of a non-cash impairment charge of $34.3 million. There is no comparable charge for the three months ended March 31, 2020.

Other operating gains: The other operating gains of $9.3 million for the three months ended March 31, 2019 are in connection with arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer. The amount for the three months ended March 31, 2019 represents the final payment to settle these proceedings. There is no comparable amount for the three months ended March 31, 2020.

Equity in net (losses)/earnings of affiliates:

	Three months ended March 31,
(in thousands of $)	2020	2019	Change	% Change
Equity in net losses in Golar Partners	(13,206)	(7,690)	(5,516)	72%
Share of net losses in other affiliates	(71)	(1,249)	1,178	(94%)
Equity in net losses of affiliates	(13,277)	(8,939)	(4,338)	49%

As of March 31, 2020, we held a 32.2% (2019: 32.0%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the incentive distribution rights ("IDRs"). The increase in our share of net losses in Golar Partners is largely driven by the increase in mark-to-market losses of the partnerships' derivative instruments during the three months ended March 31, 2020.

The share of net losses in other affiliates represents our share of equity in Egyptian Company for Gas Services S.A.E and Avenir.

FLNG segment

	Three months ended March 31,
(in thousands of $)	2020	2019	Change	% Change

Total operating revenues	54,524	54,524	—	—%
Vessel operating expenses	(13,668)	(13,072)	(596)	5%
Voyage, charter-hire and commission expenses	—	(360)	360	(100%)
Administrative expenses	(271)	(652)	381	(58%)
Project development expenses	(1,132)	(922)	(210)	23%
Depreciation and amortization	(11,985)	(12,051)	66	(1%)
Other operating (losses)/gains	(25,271)	30,613	(55,884)	(183%)
Operating income	2,197	58,080	(55,883)	(96%)

Vessel operating expenses: Vessel operating expenses increased by $0.6 million for the three months ended March 31, 2020, compared to the same period in 2019, primarily due to an increase in management fees and logistical costs in relation to Hilli Episeyo’s operations.

Voyage, charterhire and commission expenses: The decrease in voyage, charterhire and commission expenses of $0.4 million for the three months ended March 31, 2020 compared to the same period in 2019 is due to reduced bunker consumption.

Administrative expenses: Administrative expenses decreased by $0.4 million to $0.3 million for the three months ended March 31, 2020 compared to $0.7 million in 2019, principally due to a reduction in corporate expenses.

Project development expenses: This relates to non-capitalized project related expenses comprising of legal, professional and consultancy fees.

Other operating (losses)/gains: Included in other operating (losses)/gains are:

•realized gain on the oil derivative instrument, based on monthly billings above the base tolling fee under the Liquefaction Tolling Agreement ("LTA") relating to the Hilli Episeyo of $2.5 million for the three months ended March 31, 2020 compared to $2.2 million for the same period in 2019; and
•unrealized loss on the oil derivative instrument, due to changes in oil prices above a contractual floor price over the term of the LTA of $27.8 million for the three months ended March 31, 2020 compared to an unrealized gain of $28.4 million for the same period in 2019.

Power segment

	Three months ended March 31,
(in thousands of $)	2020	2019	Change	% Change

Equity in net losses of affiliates	(24,659)	(3,960)	(20,699)	523%

The share in net losses of Golar Power principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers and the performance of the Sergipe power plant, including the Golar Nanook operating as a FSRU regasifying LNG for the power station. The increase in our share of net losses in Golar Power is mainly driven by:

•commencement of operations of the Sergipe power plant and the Golar Nanook in late March 2020, which triggered the recognition of directly attributable costs as expense which were previously capitalized; and
•our share of the non-cash loss recognized on the difference between the carrying value of the asset and fair value of the Golar Nanook when the vessel became available for use by the lessee which triggered the commencement of the sales type-lease in late March 2020.

Other operating results

The following details our other consolidated results for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
(in thousands of $)	2020	2019	Change	% Change

Interest income	1,160	3,214	(2,054)	(64%)
Interest expense	(21,041)	(29,352)	8,311	(28%)
Losses on derivative instruments	(54,721)	(5,699)	(49,022)	860%
Other financial items, net	326	(1,407)	1,733	(123%)
Income taxes	(197)	(205)	8	(4%)
Net income attributable to non-controlling interests	(12,996)	(24,257)	11,261	(46%)

Interest income: Interest income decreased by $2.1 million to $1.2 million for the three months ended March 31, 2020 compared to $3.2 million for the same period in 2019. The decrease was primarily due to a decrease in the returns on our fixed deposits that had been made during the three months ended March 31, 2020, and income derived from the lending capital of our lessor VIEs, that we are required to consolidate under United States Generally Accepted Accounting Principles ("U.S. GAAP").

Interest expense: Interest expense decreased by $8.3 million to $21.0 million for the three months ended March 31, 2020 compared to $29.4 million for the same period in 2019. This decrease was primarily due to:

•$8.1 million decrease in interest expense arising on the loan facilities of our consolidated lessor VIEs;
•$1.2 million capitalized interest on borrowing costs in relation to our qualifying investments;
•$1.0 million decrease in interest expense for the refinance of the Golar Viking facility and the prepayment of the Margin loan facility; and
•$0.7 million decrease in interest expense on the Hilli letter of credit, due to a contractual step down in the Hilli letter of credit from $300.0 million to $250.0 million in May 2019, and a further step down to $125.0 million in November 2019, upon achievement of the contractual production milestone.

This was partially offset by:

•$1.5 million increase in interest expense following the $150.0 million term loan facility drawdown in August 2019; and
•$1.0 million increase in amortization of deferred financing costs for the three months ended March 31, 2020 as a result of our various refinancings.

Losses on derivative instruments: Losses on derivative instruments increased by $49.0 million to a loss of $54.7 million for the three months ended March 31, 2020 compared to $5.7 million for the same period in 2019. The movement was primarily due to:

Net realized and unrealized (losses)/gains on interest rate swap agreements: As of March 31, 2020, we have an interest rate swap portfolio with a notional amount of $522.5 million, none of which are designated as hedges for accounting purposes. Net unrealized losses on the interest rate swaps increased to a loss of $51.3 million for the three months ended March 31, 2020 compared to a loss of $5.3 million for the same period in 2019. The increase was due to the decline in the long-term swap rates, partially offset by the decreased notional value of our swap portfolio for the three months ended March 31, 2020. Realized losses on our interest rate swaps increased to $nil for the three months ended March 31, 2020, compared to a gain of $2.1 million for the same period in 2019. The decrease was primarily due to lower LIBOR rates for the three months ended March 31, 2020.

Unrealized losses on total return swap (or equity swap): In December 2014, we established a three-month facility for a Stock Indexed Total Return Swap Program or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. In February 2020, we repurchased the remaining 1.5 million of our shares and 0.1 million of Golar Partners' units underlying the equity swap which terminated the Total Return Swap Program. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $5.1 million recognized in the three months ended March 31, 2020, compared to a net loss of $3.2 million for the same period in 2019. The losses are due to the decline in our share price.

Net unrealized gains on foreign exchange swaps: Net unrealized gains on the foreign exchange swaps increased to $1.6 million for the three months ended March 31, 2020 compared to $0.7 million for the same period in 2019. The increase was due to the favorable exchange rate movements for the three months ended March 31, 2020.

Other financial items, net: Other financial items, net changed by $1.7 million to a gain of $0.3 million for the three months ended March 31, 2020, compared to a loss of $1.4 million for the same period in 2019, primarily as a result of consolidating our VIEs and favorable foreign exchange movements.

Net income attributable to non-controlling interests: Net income attributable to non-controlling interests decreased by $11.3 million to $13.0 million for the three months ended March 31, 2020 compared to $24.3 million for the same period in 2019 mainly due to the subscription of 30% equity interest of Gimi MS Corporation by First FLNG Holdings in April 2019.

The net income attributable to non-controlling interests is comprised of:
•$11.1 million loss in relation to the non-controlling shareholders who hold interests in Gimi MS Corporation for the period ended March 31, 2020;
•$7.9 million income and $12.2 million income in relation to the non-controlling shareholders who hold interests in Golar Hilli LLC ("Hilli LLC") for the period ended March 31, 2020 and 2019, respectively; and
•$16.2 million income and $12.1 million income in relation to the equity interests in our lessor VIEs for the period ended March 31, 2020 and 2019, respectively.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, potential investments in our joint venture and conversion project related commitments due within the next 12 months. We may require additional working capital for the continued operation of our vessels in the spot market, which is dependent upon vessel employment and fuel costs incurred during idle time. We remain responsible for the manning and technical management of our vessels within the LNG carrier pool in which nine of our vessels operate, referred to as the "Cool Pool".

As of March 31, 2020, we had cash and cash equivalents (including restricted cash and short-term deposits) of $303.4 million, of which $172.4 million is restricted cash. Included within restricted cash is $76.0 million with respect to the issuance of the letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, $9.6 million collateral relating to requirements for our interest rate swaps and the balance which mainly relates to the cash belonging to our lessor VIEs that we are required to consolidate under U.S. GAAP.

Since March 31, 2020, certain transactions impacting our cash flows include:

Receipts:

•aggregate receipt of $33.4 million in April and May 2020, being the draw downs on the conversion financing tranche of the Golar Viking facility and the concurrent payment of $0.8 million of finance costs in April 2020; and

•receipt of $5.0 million in April 2020 for final repayment of the short-term interest bearing loan advanced to Golar Partners in Febraury 2020.

Payments:

•payment of $10.8 million of scheduled loan and interest repayments;

•payment of $3.7 million of collateral in relation to our Margin Loan facility;

•payment of $1.3 million of collateral relating to interest rate swaps;

•$7.5 million investment in small-scale LNG services provider Avenir; and

•$15.0 million revolving credit facility advanced to Golar Partners in May 2020. The facility has total availability of $25.0 million and is repayable in full in June 2020.

Borrowing activities

During the three months ended March 31, 2020, we entered into the following transactions relating to our debt facilities:

•In March 2020, the unit price of Golar Partners common units which we own and which are pledged as security for the Margin Loan facility, fell below a defined threshold and triggered a mandatory prepayment option for the lenders. The lenders agreed to amend the existing terms of the Margin Loan facility rather than exercise that option. We prepaid a portion of the facility and released the associated restricted cash, reducing the principal to $30.0 million from $100.0 million and removed the mandatory prepayment clause. The facility bears an interest rate of LIBOR plus a margin of 2.95%; and

•In January 2020, we refinanced the Golar Viking facility and concurrently entered into an agreement to bareboat charter the vessel with CSSC and drawdown $56.0 million. The facility bears an interest rate of LIBOR plus a margin of 3.8%. The financing agreement also includes a conversion tranche for the vessel conversion, up to a total of $75.0 million.

Security, debt and lease restrictions
Certain of our financing agreements are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of these existing covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, as of March 31, 2020, there are cross default provisions in certain of our and Golar Partners' and Golar Power's loan and lease agreements.

Refer to note 1 of our condensed consolidated financial statements for our going concern assessment.

Cash Flow

	Three months ended March 31,
(in thousands of $)	2020	2019	Change	% Change
Net cash provided by operating activities	6,153	52,479	(46,326)	(88%)
Net cash (used in)/provided by investing activities	(107,267)	10,833	(118,100)	(1090%)
Net cash used in financing activities	(5,942)	(77,302)	71,360	(92%)
Net decrease in cash, cash equivalents and restricted cash	(107,056)	(13,990)	(93,066)	665%
Cash, cash equivalents and restricted cash at beginning of period	410,412	704,261	(293,849)	(42%)
Cash, cash equivalents and restricted cash at end of period	303,356	690,271	(386,915)	(56%)

Net cash provided by operating activities decreased by $46.3 million to $6.2 million for the three months ended March 31, 2020, compared to $52.5 million for the same period in 2019, mainly due to:

•$9.3 million cash receipts in connection with arbitration proceedings with a former charterer of the Golar Tundra for the three months ended March 31, 2019. There were no comparable receipts in the same period in 2020;
•an increase of $2.6 million in drydocking cost paid for the three months ended March 31, 2020 due to the timing of the scheduled dry-docks; and
•the reduction in the general timing of working capital for the three months ended March 31, 2020, compared to the same period in 2019.

Net cash used in investing activities of $107.3 million for the three months ended March 31, 2020 arose mainly due to:

•additions of $108.1 million to assets under development relating to payments made in respect of the conversion of the Gimi and the Golar Viking;
•$25.0 million short term-loan advanced to Golar Partners in February 2020; and
•additions of $2.7 million to our investments in Golar Power and Avenir.

This was partially offset by:

•$20.0 million receipts from Golar Partners for partial repayment of the loan advanced in February 2020; and
•$9.2 million of dividends received from Golar Partners.

Net cash provided by investing activities of $10.8 million for the three months ended March 31, 2019 arose mainly due to:

•$9.7 million of cash consideration received from Golar Partners in respect of the remaining net purchase price less working capital adjustments in connection with the Hilli acquisition; and
•$9.2 million of dividends received from Golar Partners.

This was partially offset by:

•the addition of $3.6 million to asset under development relating to payments made in respect of the conversion of the Gimi into a FLNG; and
•additions of $4.2 million to our investments in Golar Power and Avenir.

Net cash used in financing activities was $5.9 million for the three months ended March 31, 2020 and arose principally due to:

•scheduled debt repayments of $286.4 million;
•prepayment of $70.0 million on the principal balance on the Margin Loan facility in March 2020. There was no comparable prepayment in 2019;
•payment of $16.7 million to repurchase the shares and units underlying our equity swap in February 2020. There was no comparable payment in 2019;
•payment of dividends of $4.7 million in relation to Hilli LLC; and
•financing costs of $1.4 million predominately in relation to the Golar Viking facility.

This was partially offset by debt proceeds drawn down of:

•$95.0 million being the third draw down under the $700 million Gimi facility; and
•$278.2 million in relation to borrowings made by our lessor VIE's (see note 9 "Variable Interest Entities" of our condensed consolidated financial statements included herein).

Net cash used in financing activities was $77.3 million for the three months ended March 31, 2019 and arose primarily due to:
•scheduled debt repayments of $57.4 million; and
•payment of dividends of $19.9 million.

Critical Accounting Policies and Estimates
The preparation of our financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that we consider to involve a higher degree of judgment. See note 2 “Basis of preparation and significant accounting policies” of our 2019 Annual Report.

Impairment of equity method investments

Description: We assess our equity investments for impairment whenever factors indicate that the carrying value of the investment may not be recoverable. Where there are indicators that the fair value is below the carrying value of our investments, we will evaluate these for other-than-temporary impairment.

Judgments and estimates: The assessment of ‘other than temporary’ requires judgments regarding the severity and the duration of any decline in fair value before an impairment loss is recognized. Consideration is given to the length of time and the extent to which fair value is below carrying value, the financial condition and near-term prospects of our investee and our intent and ability to hold the investment until any anticipated recovery. We believe that the decline in our equity investments has been caused primarily by the impacts of the COVID-19 outbreak and the decline in global demand for oil, natural gas and LNG. There has been no significant change to underlying business models and therefore the negative sentiment currently seen in the markets is considered to be temporary.

Effect if actual results differ from assumptions: Although we believe the underlying judgments supporting our impairment assessment are reasonable, if the fair value of our equity investments remains below the carrying value for a prolonged period of time, we may be required to write down the carrying value of our investments to estimated fair value and record the resulting impairment charge in our statement of operations.

Non-GAAP Measures

Average Daily Time Charter Equivalent

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

	Three months ended March 31,
(in thousands of $ except number of days and average daily TCE)	2020	2019
Total operating revenues	122,559	114,287
Less: Liquefaction service revenue	(54,524)	(54,524)
Less: Vessel and other management fees	(5,050)	(5,453)
Time and voyage charter revenues (1)	62,985	54,310
Voyage and commission expenses (1)(3)	(4,827)	(16,140)
	58,158	38,170
Calendar days less scheduled off-hire days (2)	940	971
Average daily TCE (to the closest $100)	61,900	39,300
(1) This includes revenue and voyage expenses from the Cool Pool collaborative arrangement amounting to $17.1 million and $10.4 million, respectively, for the three months ended March 31, 2019. See note 17.
(2) This excludes days when vessels are in cold lay-up, undergoing dry dock or undergoing conversion.
(3) "Voyage and commission expenses" is derived from the caption "Voyage, charterhire and commission expenses" and "Voyage, charterhire and commission expenses - collaborative arrangement" less voyage and commission expenses in relation to the Hilli of $0.4 million for the three months ended March 31, 2019.

13

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS

(in thousands of $, except per share data)		Three months ended March 31,
	Notes	2020	2019
Time and voyage charter revenues	8	62,985	37,166
Time charter revenues - collaborative arrangement	4, 17	—	17,144
Liquefaction services revenue	5	54,524	54,524
Vessel and other management fees	5	5,050	5,453
Total operating revenues	4, 17	122,559	114,287

Vessel operating expenses		(30,233)	(31,248)
Voyage, charterhire and commission expenses	17	(4,827)	(6,079)
Voyage, charterhire and commission expenses - collaborative arrangement	4, 17	—	(10,421)
Administrative expenses		(10,141)	(13,545)
Project development expenses		(3,689)	(1,590)
Depreciation and amortization		(27,240)	(28,163)
Impairment of long-term assets	4	—	(34,250)
Total operating expenses		(76,130)	(125,296)

Other operating (loss)/income
Realized and unrealized (loss)/gain on oil derivative instrument	2	(25,271)	30,613
Other operating gains		—	9,260
Total other operating (loss)/income		(25,271)	39,873

Operating income		21,158	28,864

Financial income/(expenses)
Interest income		1,160	3,214
Interest expense	17	(21,041)	(29,352)
Losses on derivative instruments	7	(54,721)	(5,699)
Other financial items, net	7	326	(1,407)
Net financial expenses		(74,276)	(33,244)

Loss before taxes and equity in net losses of affiliates		(53,118)	(4,380)
Income taxes		(197)	(205)
Equity in net losses of affiliates	12	(37,936)	(12,899)

Net loss		(91,251)	(17,484)
Net income attributable to non-controlling interests		(12,996)	(24,257)
Net loss attributable to stockholders of Golar LNG Limited		(104,247)	(41,741)
Basic and dilutive loss per share ($)	6	(1.06)	(0.41)

Cash dividends declared and paid per share ($)		$—	$0.15

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of $)		Three months ended March 31,
	Notes	2020	2019

Net loss		(91,251)	(17,484)

Other comprehensive (loss)/income:
Gain associated with pensions, net of tax		52	—
Share of affiliates comprehensive loss (1)		(18,067)	(1,017)
Other comprehensive loss	15	(18,015)	(1,017)
Comprehensive loss		(109,266)	(18,501)

Comprehensive (loss)/income attributable to:

Stockholders of Golar LNG Limited		(122,262)	(42,758)
Non-controlling interests		12,996	24,257
Comprehensive loss		(109,266)	(18,501)
(1) No tax impact for the three months ended March 31, 2020 and 2019.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS

		2020	2019
(in thousands of $)	Notes	March 31,	December 31
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		130,976	222,123
Restricted cash and short-term deposits	10	95,765	111,545
Trade accounts receivable		18,360	25,470
Inventories		1,503	1,228
Other current assets		11,622	9,280
Amounts due from related parties	17	6,395	1,743
Total current assets		264,621	371,389
Non-current
Restricted cash	10	76,615	76,744
Investments in affiliates	12	455,195	508,805
Assets under development	11	650,505	434,248
Vessels and equipment, net		3,058,529	3,160,549
Other non-current assets	13	39,289	80,409
Total assets		4,544,754	4,632,144

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt	14	(1,232,723)	(1,241,108)
Trade accounts payable		(30,849)	(13,930)
Accrued expenses		(80,925)	(81,040)
Other current liabilities	16	(103,129)	(96,081)
Amounts due to related parties	17	(8,065)	(11,790)
Total current liabilities		(1,455,691)	(1,443,949)
Non-current
Long-term debt	14	(1,324,593)	(1,294,719)
Other non-current liabilities		(148,408)	(142,650)
Total liabilities		(2,928,692)	(2,881,318)

Equity
Stockholders' equity		(1,360,531)	(1,498,261)
Non-controlling interests		(255,531)	(252,565)

Total liabilities and stockholders' equity		(4,544,754)	(4,632,144)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS
		2020	2019
(in thousands of $)	Notes	Jan-Mar	Jan-Mar

OPERATING ACTIVITIES
Net loss		(91,251)	(17,484)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		27,240	28,163
Impairment of long-lived assets		—	34,250
Amortization of deferred charges and debt guarantees		1,902	992
Equity in net losses of affiliates		37,936	12,899
Drydocking expenditure		(5,004)	(2,369)
Compensation cost related to employee stock awards		1,182	2,582
Net foreign exchange losses		(279)	357
Change in fair value of derivative instruments		54,710	9,125
Change in fair value of oil derivative instrument	2	27,810	(28,380)
Change in assets and liabilities:
Trade accounts receivable		7,110	37,609
Inventories		(275)	(1,559)
Other current and non-current assets		(477)	(20,482)
Amounts due to related companies		(532)	(5,271)
Trade accounts payable		3,049	(838)
Accrued expenses		(2,288)	2,676
Other current and non-current liabilities		(54,680)	209
Net cash provided by operating activities		6,153	52,479

INVESTING ACTIVITIES
Additions to vessels and equipment		(703)	(189)
Additions to asset under development		(108,078)	(3,612)
Additions to investments in affiliates		(2,690)	(4,222)
Dividends received		9,204	9,204
Short-term loan advanced to related parties	17	(25,000)	—
Proceeds from repayment of short-term loan advanced to related parties	17	20,000	—
Proceeds from disposals to Golar Partners		—	9,652
Net cash (used in)/provided by investing activities		(107,267)	10,833

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		373,219	—
Repayments of short-term and long-term debt		(356,383)	(57,385)
Cash dividends paid		(4,732)	(19,917)
Financing costs paid		(1,396)	—
Purchase of treasury shares		(16,650)	—
Net cash used in financing activities		(5,942)	(77,302)
Net decrease in cash, cash equivalents and restricted cash		(107,056)	(13,990)
Cash, cash equivalents and restricted cash at beginning of period		410,412	704,261
Cash, cash equivalents and restricted cash at end of period		303,356	690,271

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	March 31, 2020	December 31, 2019	March 31, 2019	December 31, 2018
Cash and cash equivalents	130,976	222,123	212,673	217,835
Restricted cash and short-term deposits	95,765	111,545	322,767	332,033
Restricted cash (non-current portion)	76,615	76,744	154,831	154,393
	303,356	410,412	690,271	704,261

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net (loss) income	—	—	—	—	—	(41,741)	(41,741)	24,257	(17,484)
Dividends	—	—	—	—	—	(14,643)	(14,643)	(3,440)	(18,083)
Employee stock compensation	—	—	2,582	—	—	—	2,582	—	2,582
Other comprehensive loss	—	—	—	—	(1,017)	—	(1,017)	—	(1,017)

Balance at March 31, 2019	101,303	(20,483)	1,859,778	200,000	(29,529)	(420,763)	1,690,306	101,483	1,791,789

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/ income	—	—	—	—	—	(104,247)	(104,247)	12,996	(91,251)
Dividends	—	—	—	—	—	—	—	(10,030)	(10,030)
Employee stock compensation	—	—	1,272	—	—	—	1,272	—	1,272
Forfeiture of employee stock compensation	—	—	(90)	—	—	—	(90)	—	(90)
Repurchase and cancellation of treasury shares (see note 16)	—	39,098	—	—	—	(55,748)	(16,650)	—	(16,650)
Other comprehensive income	—	—	—	—	(18,015)	—	(18,015)	—	(18,015)

Balance at March 31, 2020	101,303	—	1,877,249	200,000	(52,881)	(765,140)	1,360,531	255,531	1,616,062
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As of March 31, 2020, our fleet comprises of eleven LNG carriers, one Floating Storage Regasification Unit (''FSRU'') and two Floating Liquefaction Natural Gas vessels ("FLNGs"). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of ten vessels and Golar Power Limited's ("Golar Power") fleet of three vessels. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of seventeen LNG carriers, eight FSRUs and two FLNGs.

We are listed on the Nasdaq stock exchange under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The condensed consolidated financial statements have been prepared on a going concern basis.

To address our anticipated capital expenditures, refinancings and working capital requirements over the next 12 months, we are in ongoing discussions with various financial institutions for funding sources that we could utilize to fund our capital commitments, investments, working capital and the scheduled repayments of long and short-term debt balances. The main expected activities management considered are:

•The refinancing of the $150 million term loan facility due in November 2020;
•The extension of the Seal facility's put option due to expire in January 2021, which requires us to find a replacement charter for the Golar Seal by January 2021 or to refinance the vessel;
•The extension of the Tundra facility's put option due to expire in June 2021, which requires us to find a replacement charter for the Golar Tundra by June 2021 or to refinance the vessel;
•Our ability to refinance assets to improve on existing leverage ratios; and
•The anticipated positive impact on cash flows for the next 12 months as of June 3, 2020 as a result of the planned renegotiation of the Gimi EPC contracts.

On April 7, 2020, we announced that we have received written notification of a force majeure claim by BP under the Lease and Operate Agreement for the Gimi GTA Project. The notice received from BP claims that due to the recent outbreak of COVID-19 around the globe, it is unable to be ready to receive the Gimi on the 2022 target connection date. BP currently estimates that the consequential delay caused by the claimed force majeure event is approximately one year and that it is not currently possible to mitigate or shorten this delay.

While we believe it is probable that we will be able to obtain the necessary funds and have a track record of successfully refinancing our existing debt requirements and sourcing new funding, primarily as a result of the strong fundamentals of our assets (including contracted cash flows and existing leverage ratios), we cannot be certain that these will be executed in time or at all. Global financial markets and economic conditions have been, and continue to be, volatile associated with the spread of COVID-19. However, we continue to have productive discussions with financial institutions, and believe that these recent developments are not likely to have a material effect on our ability to refinance existing facilities and access new funding sources.

Further, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity. Sources of funding for our medium and long-term liquidity requirements are continually reviewed by management and include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, and potential sales of our interests in our vessel owning subsidiaries operating under long-term charters.

Accordingly, we believe that, based on our plans as outlined above, we will have sufficient resources to meet our anticipated liquidity requirements for our business for at least the next 12 months as of June 3, 2020 and that our working capital will be sufficient for our present requirements. We have performed stress testing of our forecast cash reserves under various theoretical scenarios, which include assumptions such as significantly reduced revenue contributions from our fleet for uncontracted periods without commensurate reduction in operating costs, and accordingly are confident of our ability to manage through the near-term cash requirements.

2. ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2019, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on April 30, 2020 (the “Annual Report”).

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated financial statements for the three months ended March 31, 2020 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2019, except for those added and updated below as a result of adopting the requirements of ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments (Topic 326). The impact of these changes in accounting policies on the unaudited condensed consolidated financial statements is disclosed in note 3.

Allowance for credit losses

Financial assets recorded at amortized cost and off-balance sheet credit exposures not accounted for as insurance (including financial guarantees) reflect an allowance for current expected credit losses ("credit losses") over the lifetime of the instrument. The allowance for credit losses reflects a deduction to the net amount expected to be collected on the financial asset. Amounts are written off against the allowance when management believes the un-collectability of a balance is confirmed or certain. Expected recoveries will not exceed the amounts previously written-off or current credit loss allowance by financial asset category. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance. Specific calculation of our credit allowances are included in the respective accounting policies included herein; all other financial assets are assessed on an individual basis calculated using the method we consider most appropriate for each asset.

Trade accounts receivables

Trade receivables are presented net of allowances for doubtful debt based on observable events and expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for doubtful accounts. The expected credit loss allowance is calculated using a loss rate applied against an aging matrix, with assets pooled based on the segment that generated the underlying revenue (vessel operations and FLNG), which reflects similar credit risk characteristics. Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence. Amounts are presented net of allowances for credit losses, which are calculated using a loss rate applied against an aging matrix.

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Restricted cash and short-term deposits

Restricted cash consists of bank deposits which may only be used to settle certain pre-arranged loans, bid bonds in respect of tenders for projects we have entered into, cash collateral required for certain swaps, and other claims which require us to restrict cash. Short-term deposits represent highly liquid deposits placed with financial institutions, primarily from our consolidated VIEs, which are readily convertible into known amounts of cash with original maturities of less than 12 months. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, and reported in "Other current liabilities" and "Other non-current liabilities". A liability is recognized to the fair value of the obligation undertaken in issuing the guarantee. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of such items are made. Financial guarantees are assessed for credit losses and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.

Use of estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual value, charter rates, ship operating expenses and drydocking requirements.

During the period ended March 31, 2020, as a result of coronavirus ("COVID-19") and its impact on our operations, we considered whether indicators of impairment existed that could indicate that the carrying amounts of the vessels may not be recoverable as of March 31, 2020 and concluded that no such events or changes in circumstances had occurred to warrant a change in the assumptions utilized in the December 31, 2019 impairment tests of our vessels. We will continue to monitor developments in the markets in which we operate for indications that the carrying value of our vessels are not recoverable.

In relation to the oil derivative instrument, the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the Liquefaction Tolling Agreement ("LTA"). Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our oil derivative instrument are recognized in each period within "Realized and unrealized gain on oil derivative instrument" as part of the consolidated statement of income.

The realized and unrealized gain/(loss) on oil derivative instrument is as follows:

(in thousands of $)	Three months ended March 31,
	2020	2019
Realized gain on oil derivative instrument	2,539	2,233
Unrealized (loss)/gain on oil derivative instrument	(27,810)	28,380
	(25,271)	30,613

For further information on the nature of this derivative, refer to note 16. The unrealized gain results from movement in oil prices above a contractual floor price over the term of the LTA; whereas the realized gain results from monthly billings above the base tolling fee under the LTA.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 and ASU 2019-11: Codification Improvements to Topic 326 ‘‘Financial Instruments-Credit Losses”. Topic 326 replaces the incurred loss impairment methodology with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately, based on information about past events, current conditions and forecasts of future economic conditions. This will reflect the net amount expected to be collected from the financial asset and is referred to as the current expected credit loss, or CECL methodology, with measurement applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (including financial guarantees). Topic 326 also makes changes to the accounting for available-for-sale debt securities and purchased credit deteriorated financial assets, however, no such financial assets existed on date of adoption or in the reporting periods covered by these consolidated financial statements.

Using the modified retrospective method, reporting periods beginning after January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The adoption of Topic 326 did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU remove some disclosure requirements relating to transfers between Level 1 and Level 2 of the fair value hierarchy and introduce new disclosure requirements for Level 3 measurements. We adopted the disclosure improvements prospectively on January 1, 2020, but this amendment has not had a material impact on our disclosure requirements as we have no Level 3 measurements.

In October 2018, the FASB issued ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities. The amendments in this ASU specify that for the purposes of determining whether a decision-making fee is a variable interest, a company is now required to consider indirect interests held through related parties under common control on a proportionate basis as opposed to as a direct investment. We are required to adopt the codification improvements retrospectively using a cumulative-effect method to retained earnings of the earliest period presented herein, but the amendment had no impact on historic consolidation assessments or retained earnings.

In March 2020, the FASB issued ASU 2020-03 Financial Instruments (Topic 825) - Codification Improvements. The amendments in this ASU propose seven clarifications to improve the understandability of existing guidance, including that fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments include line-of-credit or revolving debt arrangements. We adopted the codification improvements that were effective on issuance from January 1, 2020 under the specified transition approach connected with each of the codification improvements. This amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2020.

Accounting pronouncements that have been issued but not adopted

The following table provides a brief description of recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2018-14 Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans.	Removes some disclosure requirements that are not expected to materially change Golar’s existing note. Introduces new disclosure requirements including an explanation of the reasons for significant gains and losses relating to changes in the benefit obligation.	January 1, 2021	No material impact on disclosure requirements.
ASU 2019-12 Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes.	The amendment removes certain exceptions previously available and provides some additional calculation rules to help simplify the accounting for income taxes.	January 1, 2021	Under evaluation
ASU 2020-04 Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting.
The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.
		Under evaluation	Under evaluation

4. SEGMENT INFORMATION

We own and operate LNG carriers, FLNGs and FSRUs and provide these services under time charters or tolling agreements of varying periods. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. "Project development expenses" are allocated to each segment based on the nature of the project. Indirect general and administrative expenses are allocated to each segment based on estimated use.
The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of March 31, 2020, we operate in the following three reportable segments:

•Vessel operations – We operate and subsequently charter out vessels on fixed terms to customers. We also provide technical vessel management services for our fleet as well as the fleets of our affiliates, Golar Partners and Golar Power.
•FLNG – We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, and one undergoing conversion, the Gimi (see note 11).
•Power – We have a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

	Three months ended March 31, 2020
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total
Statement of Operations:
Total operating revenues	68,035	54,524	—	—	122,559
Depreciation and amortization	(15,255)	(11,985)	—	—	(27,240)
Other operating expenses	(33,819)	(15,071)	—	—	(48,890)
Other operating losses	—	(25,271)	—	—	(25,271)
Operating income	18,961	2,197	—	—	21,158

Inter segment operating income/(loss) (3)	171	—	—	(171)	—
Segment operating income/ (loss)	19,132	2,197	—	(171)	21,158

Equity in net losses of affiliates (note 12)	(13,277)	—	(24,659)	—	(37,936)

Balance Sheet:	March 31, 2020
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total
Total assets	2,453,341	1,879,484	218,486	(6,557)	4,544,754
Investment in affiliates (note 12)	236,709	—	218,486	—	455,195

	Three months ended March 31, 2019
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total
Statement of Operations:
Total operating revenues	59,763	54,524	—	—	114,287
Depreciation and amortization	(16,112)	(12,051)	—	—	(28,163)
Other operating expenses	(47,877)	(15,006)	—	—	(62,883)
Impairment of long-term assets (2)	(34,250)	—	—	—	(34,250)
Other operating gains/(losses)	9,260	30,613	—	—	39,873
Operating (loss)/income	(29,216)	58,080	—	—	28,864

Inter segment operating income/(loss) (3)	197	—	—	(197)	—
Segment operating (loss)/income	(29,019)	58,080	—	(197)	28,864

Equity in net losses of affiliates (note 12)	(8,939)	—	(3,960)	—	(12,899)

Balance Sheet:	December 31, 2019
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total
Total assets	2,583,209	1,793,628	261,693	(6,386)	4,632,144
Investment in affiliates (note 12)	247,112	—	261,693	—	508,805
(1) Eliminations required for consolidation purposes.
(2) On March 29, 2019 we signed an agreement with LNG Hrvatska for the future sale of the Golar Viking once converted into an FSRU, following the completion of its current charter lease term, which triggered an impairment indicator. The impairment loss of $34.3 million is recognized in operating costs for the write down of the Golar Viking asset to its fair value. Fair value is based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market.
(3) Inter segment operating income/(loss) relates to management fee revenues and charter revenues between the segments.

5. REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2020	18,656	(27,076)
Payments received for services billed	(17,133)	—
Services provided and billed in current period	56,175	—
Payments received for services billed in current period	(39,081)	—
Amortization of deferred commissioning period revenue	—	1,055
Closing balance on March 31, 2020	18,617	(26,021)
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us and our related parties, included within our total contract asset balances above are:

•$1.5 million in the balance sheet line item, "Amounts due from related parties" under current assets ($1.4 million at December 31, 2019), and
•$0.1 million in the balance sheet line item, "Amounts due to related parties" under current liabilities ($0.2 million at December 31, 2019).

Refer to note 17 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

	Three months ended March 31,
(in thousands of $)	2020	2019
Base tolling fee (1)	51,125	51,125
Amortization of deferred commissioning period revenue billing (2)	1,055	1,055
Amortization of Day 1 gain (3)	2,488	2,488
Other	(144)	(144)
Total	54,524	54,524
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in "Liquefaction services revenue" in the consolidated statements of income), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in "Realized and unrealized gain on oil derivative instrument" in the consolidated statements of income, excluded from revenue and from the transaction price).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed are deferred (included in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets) and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.
(3) The Day 1 gain was established when the oil derivative asset was initially recognized in December 2017 for $79.6 million (recognized in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets). This amount is amortized and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.

6. LOSS PER SHARE

Basic loss per share ("EPS") is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Three months ended March 31,
	2020	2019
Net loss attributable to Golar LNG Limited stockholders - basic and diluted	(104,247)	(41,741)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Three months ended March 31,
	2020	2019
Weighted average number of common shares outstanding	98,643	101,303

Loss per share are as follows:

	Three months ended March 31,
	2020	2019
Basic and diluted	$(1.06)	$(0.41)

The effects of stock awards and convertible bonds have been excluded from the calculations of diluted EPS for the three months ended March 31, 2020, and 2019, because the effects were anti-dilutive.

7.  OTHER FINANCIAL ITEMS, NET

(Losses)/gains on derivative instruments comprise of the following:

(in thousands of $)	Three months ended March 31,
	2020	2019
Mark-to-market adjustment for interest rate swap derivatives	(51,300)	(5,250)
Mark-to-market adjustment for equity derivatives	(5,050)	(3,221)
Interest income on undesignated interest rate swaps	(11)	2,118
Mark-to-market adjustment for foreign exchange swap derivatives	1,640	654
	(54,721)	(5,699)

Other financial items, net comprise of the following:

(in thousands of $)	Three months ended March 31,
	2020	2019
Foreign exchange gain/(loss) on operations	279	(357)
Amortization of debt guarantee	384	317
Financing arrangement fees and other costs	(265)	(1,318)
Others	(72)	(49)
	326	(1,407)

8.	OPERATING LEASES

Rental income

The components of operating lease income were as follows:

(in thousands of $)	Three months ended March 31,
	2020	2019 (2)
Operating lease income	57,968	10,177
Variable lease income (1)	5,017	2,463
Total operating lease income	62,985	12,640
(1) "Variable lease income" is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) The vessels that were operating under a collaborative arrangement in the Cool Pool for the three months ended March 31, 2019 were not considered as an operating lease as the Cool Pool was jointly controlled with GasLog, see note 17.

9.  VARIABLE INTEREST ENTITIES ("VIE")

9.1 Lessor VIEs

As of March 31, 2020, we leased nine (December 31, 2019: eight) vessels from VIEs as part of sale and leaseback agreements, of which four were with ICBC Finance Leasing Co. Ltd ("ICBCL") entities, one with a China Merchants Bank Co. Ltd. ("CMBL") entity, one with a CCB Financial Leasing Corporation Limited ("CCBFL") entity, one with a COSCO Shipping entity and two with a China State Shipbuilding Corporation ("CSSC") entities. Each of the ICBCL, CMBL, CCBFL, COSCO Shipping and CSSC entities are wholly-owned, newly formed special purpose vehicles ("Lessor SPVs"). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of one to ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel's respective lease period. Refer to note 5 to our consolidated financial statements filed with our annual report on Form 20-F for the year ended December 31, 2019, for additional details.

While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated results. As of March 31, 2020 and December 31, 2019, the respective vessels are reported under "Vessels and equipment, net" or "Asset under development" in our consolidated balance sheets.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of March 31, 2020, are shown below:

(in thousands of $)	2020 (1)	2021	2022	2023	2024	2025+
Golar Glacier	12,884	17,100	17,100	17,100	12,884	—
Golar Kelvin	12,931	17,100	17,100	17,100	15,695	—
Golar Snow	12,931	17,100	17,100	17,100	15,695	—
Golar Ice	12,884	17,100	17,100	17,100	17,147	1,452
Golar Tundra (2)	13,723	17,763	17,182	16,602	16,031	12,909
Golar Seal	10,259	13,717	13,717	13,754	13,717	13,717
Golar Crystal (2)	7,439	9,890	9,920	9,939	9,968	22,461
Hilli (2)	76,928	100,009	96,965	93,994	90,877	274,358
Golar Viking (2)	56,748	—	—	—	—	—
(1) For the nine months ending December 31, 2020.
(2) The payment obligations relating to the Golar Tundra, Golar Crystal, Hilli and Golar Viking above includes variable rental payments due under the lease based on an assumed LIBOR plus margin.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of March 31, 2020 and December 31, 2019, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	Hilli	Viking	March 31, 2020	December 31, 2019
Assets										Total	Total
Restricted cash and short-term deposits	42	1,597	1,597	181	—	6,927	5,155	51,087	1,674	68,260	34,947

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	123,329	142,925	124,012	96,700	10,599	—	6,628	466,334	54,694	1,025,221	963,005
Long-term interest bearing debt - non-current portion (1)	—	—	—	—	90,143	100,375	82,508	322,795	—	595,821	617,124
	123,329	142,925	124,012	96,700	100,742	100,375	89,136	789,129	54,694	1,621,042	1,580,129
(1) Where applicable, these balances are net of deferred finance charges.

The most significant impact of the lessor VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Three months ended March 31,
	2020	2019
Statement of income
Interest expense	12,691	20,629

Statement of cash flows
Net debt repayments	(237,505)	(48,871)
Net debt receipts	278,219	—

9.2 Golar Hilli LLC

Following the sale of common units in Golar Hilli LLC ("Hilli LLC"), we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary.

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	March 31, 2020	December 31, 2019
Balance sheet
Current assets	96,757	64,507
Non-current assets	1,259,352	1,300,605
Current liabilities	(518,455)	(496,029)
Non-current liabilities	(400,768)	(418,578)
(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of Hilli LLC VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Three months ended March 31,
	2020	2019
Statement of operations
Liquefaction services revenue	54,524	54,524
Realized and unrealized (loss)/gain on oil derivative instrument	(25,271)	30,613

Statement of cash flows
Net debt repayments	(215,150)	(14,734)
Net debt receipts	222,779	—

9.3 Gimi MS Corporation

Following the closing of the sale of 30% of the common units of Gimi MS Corporation ("Gimi MS") to First FLNG Holdings in April 2019, we have determined that (i) Gimi MS is a VIE, (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impacts our consolidated balance sheet are as follows:

(in thousands of $)	March 31, 2020	December 31, 2019
Balance sheet
Current assets	20,409	24,894
Non-current assets	533,624	434,248
Current liabilities	(43,162)	(9,697)
Non-current liabilities	(202,113)	(107,902)

The most significant impact of Gimi MS VIE's operations on our unaudited consolidated statements of cash flows, is as follows:

(in thousands of $)	Three months ended March 31, 2020
Statement of cash flows
Additions to asset under development	100,908
Net debt receipts	95,000

10.  RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	March 31, 2020	December 31, 2019
Restricted cash in relation to the Hilli	75,959	75,968
Restricted cash and short-term deposits held by lessor VIEs	68,260	34,947
Restricted cash relating to the $1.125 billion debt facility	17,836	10,975
Restricted cash relating to interest rate swaps (see note 16)	9,600	—
Restricted cash relating to office lease	725	826
Restricted cash relating to the total return equity swap (see note 16)	—	55,573
Restricted cash relating to the Margin Loan facility (see note 14)	—	10,000
Total restricted cash and short-term deposits	172,380	188,289
Less: Amounts included in current restricted cash and short-term deposits	(95,765)	(111,545)
Long-term restricted cash	76,615	76,744

11. ASSETS UNDER DEVELOPMENT

(in thousands of $)	March 31, 2020	December 31, 2019
Opening asset under development balance	434,248	20,000
Additions	114,420	372,849
Transfer from vessels and equipment, net	77,172	—
Transfer from other non-current assets (see note 13)	16,213	31,048
Interest costs capitalized	8,452	10,351
Closing asset under development balance	650,505	434,248

Gimi conversion

In February 2019, we entered into an agreement with BP for the employment of a FLNG unit, the Gimi, after conversion for 20-years. In April 2019, we completed the sale of 30% of the total issued ordinary share capital of Gimi MS to First FLNG Holdings. The estimated conversion cost is approximately $1.3 billion of which $700 million is funded by the Gimi facility (see note 14).

As at March 31, 2020, the estimated timing of the outstanding payments in connection with the Gimi conversion are as follows:

(in thousands of $)
Period ending December 31,	March 31, 2020
2020 (1)	183,649
2021	208,241
2022	227,522
2023	216,822
2024	31,306
867,540
(1) For the nine months ending December 31, 2020

Golar Viking conversion

In March 2019, we entered into agreements with LNG Hrvtska d.o.o. relating to the conversion and subsequent sale of the converted carrier Golar Viking into a FSRU. Under the agreement, we will also operate and maintain the FSRU for a minimum of 10 years following its sale. In January 2020, the Golar Viking completed her charter and entered the yard for conversion. The estimated conversion cost is approximately $79.1 million payable within the next nine months ending December 31, 2020, of which $75.0 million is funded by the financing agreement with CSSC for the conversion (see note 14).

12.  INVESTMENTS IN AFFILIATES AND JOINT VENTURES

	Three months ended March 31,
(in thousands of $)	2020	2019
Share of net losses in Golar Partners (1)	(13,206)	(7,690)
Share of net losses in Golar Power (2)	(24,659)	(3,960)
Share of net losses in Avenir (3)	(39)	(396)
Share of net losses in others	(32)	(853)
	(37,936)	(12,899)

(1) During the period ended March 31, 2020, the fair value of our investment in Golar Partners fell significantly below its carrying value. We assessed the fair value of our investment as a whole, including our common unit ownership interest, general partner interest and our incentive distribution rights, considering market prices of Golar Partners’ publicly-traded units on March 31, 2020. The decreased market price of Golar Partners’ common units experienced during the period is the result of the outbreak of COVID-19 and the significant decline in global demand for oil, natural gas and LNG, therefore we believe the decline in Golar Partners’ unit price is temporary and as a result we have not impaired our investment as at March 31, 2020.

(2) The decrease in carrying value of our investment in Golar Power was mainly driven by increased costs of the Sergipe power plant which commenced commercial operations in late March 2020 and our share of the ‘Day 1’ non-cash accounting loss on the deemed disposal of the FSRU Golar Nanook that became available for use by the lessee, resulting in commencement of the sales-type lease, on 31 March 2020. Once available for use, both the power plant and Golar Nanook are no longer classed as assets under construction, resulting in the cessation of capitalizing directly attributable costs. No interest income from the sales-type lease was recognized in the period up to March 31, 2020.

(3) In March 2020, Avenir issued an Equity Shortfall Offering to its shareholders, requiring funding of an equity shortfall by means of a total equity contribution to be funded on a pro rata basis. We are obligated to subscribe to 11,250,000 of additional shares at $1.00 par value, or $11.3 million, which will payable in four tranches in 2020. This liability is reported under “Other current liabilities” in our consolidated balance sheet.

The carrying amounts of our investments in our equity method investments as at March 31, 2020 and December 31, 2019 are as follows:

(in thousands of $)	March 31, 2020	December 31, 2019
Golar Partners	192,434	214,296
Golar Power	218,486	261,693
Avenir	39,599	28,101
Others	4,676	4,715
Investments in affiliates	455,195	508,805

13.  OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	March 31, 2020	December 31, 2019
Oil derivative instrument (1)	17,830	45,640
Operating lease right-of-use-assets	8,998	9,847
Other non-current assets (2)	12,461	24,700
Foreign exchange swap	—	214
Mark-to-market interest rate swaps valuation	—	8
	39,289	80,409

(1) "Oil derivative instrument" refers to a derivative embedded in the Hilli LTA. See note 2 for further details.

(2) "Other non-current assets" as of December 31, 2019 was mainly comprised of payments made for long lead items ordered in preparation for the conversion of the Golar Viking into an FSRU. Upon entering the shipyard in January 2020, the Golar Viking was classified as an asset under development and the aggregated long lead items of $16.2 million were reclassified to "Asset under development" (see note 11).

14. DEBT

As of March 31, 2020, and December 31, 2019, our debt was as follows:

(in thousands of $)	March 31, 2020	December 31, 2019
2017 Convertible Bonds	371,896	368,133
Gimi facility	225,000	130,000
Term facility	150,000	150,000
$1.125 billion facility	146,628	152,015
Golar Arctic facility	41,943	43,767
Margin Loan facility	30,000	100,000
Golar Viking facility	—	41,667
Subtotal (excluding lessor VIE loans)	965,467	985,582
ICBCL VIE loans (1)	486,965	503,515
CCBFL VIE loan (1)	100,424	100,424
CMBL VIE loan (1)	100,742	104,884
COSCO Shipping VIE loan (1)	89,612	91,275
CSSC VIE loan (1)	846,140	783,071
Total debt	2,589,350	2,568,751
Less: Deferred finance charges, net	(32,034)	(32,924)
Total debt, net of deferred financing costs	2,557,316	2,535,827

At March 31, 2020, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	207,502	1,025,221	1,232,723
Long-term debt	728,772	595,821	1,324,593
Total	936,274	1,621,042	2,557,316
(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 9).

Margin loan refinancing

In March 2020, the unit price of Golar Partners common units which we own and which are pledged as security for the Margin Loan facility, fell below a defined threshold and triggered a mandatory prepayment option for the Lenders. The lenders agreed to amend the existing terms of the Margin Loan rather than exercise that option. We prepaid a portion of the facility and released the associated restricted cash, reducing the principal to $30.0 million from $100.0 million and removed the mandatory prepayment clause. The facility bears an interest rate of LIBOR plus a margin of 2.95%.

Golar Viking facility

In January 2020, we refinanced the Golar Viking facility and concurrently entered into an agreement to bareboat charter the vessel with CSSC and drawdown $56.0 million. The facility bears an interest rate of LIBOR plus a margin of 3.8%. The financing agreement also includes a conversion tranche for the vessel conversion, up to a total of $75.0 million.

15. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss consisted of the following:

(in thousands of $)	Pension and post-retirement benefit plan adjustments	Share of affiliates' comprehensive income	Total accumulated comprehensive loss
Balance at December 31, 2018	(9,218)	(19,294)	(28,512)
Other comprehensive loss	—	(1,017)	(1,017)
Balance at March 31, 2019	(9,218)	(20,311)	(29,529)

Balance at December 31, 2019	(12,276)	(22,590)	(34,866)
Other comprehensive gain/ (loss)	52	(18,067)	(18,015)
Balance at March 31, 2020	(12,224)	(40,657)	(52,881)

16.  FINANCIAL INSTRUMENTS

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at March 31, 2020 and December 31, 2019 are as follows:

		March 31, 2020		December 31, 2019
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents	Level 1	130,976	130,976	222,123	222,123
Restricted cash and short-term deposits	Level 1	172,380	172,380	188,289	188,289
Current portion of long-term debt and short-term debt (1)(2)	Level 2	(1,236,103)	(1,236,103)	(1,244,599)	(1,244,599)
Long-term debt - convertible bonds (2)	Level 2	(371,896)	(251,567)	(368,134)	(355,943)
Long-term debt (2)	Level 2	(981,351)	(981,351)	(956,018)	(956,018)

Derivatives:
Oil derivative instrument(3)(6)	Level 2	17,830	17,830	45,640	45,640
Interest rate swaps asset (3)(4)	Level 2	—	—	84	84
Interest rate swaps liability (3)(4)	Level 2	(57,013)	(57,013)	(5,798)	(5,798)
Foreign exchange swaps asset (3)	Level 2	3,603	3,603	1,246	1,246
Foreign exchange swaps liability (3)	Level 2	(718)	(718)	—	—
Total return equity swap liability (3)(4)(5)	Level 2	—	—	(50,407)	(50,407)

(1) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.
(2) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table above are gross of the deferred finance charges amounting to $32.0 million and $32.9 million at March 31, 2020 and December 31, 2019, respectively.
(3) Derivative liabilities are captured within other current liabilities and derivative assets are generally captured within other current assets and non-current assets on the balance sheet.
(4) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.

(5) The fair value of our total return equity swap is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty. In February 2020, we purchased 1.5 million of our shares and 107,000 of Golar Partners' units underlying the total return swap, at fair consideration of $72.7 million, of which $59.3 million restricted cash was released at repurchase, with $55.5 million to settle the derivative liability fair value (see note 10) and $17.2 million relating to the fair value of the shares and units underlying the total return swap. The effect of our total return swap facilities in our consolidated statement of operations as at March 31, 2020 was a loss of $5.1 million. In February 2020, we cancelled all our treasury shares that we repurchased in the current and previous periods amounting to 3.5 million shares.
(6) The fair value of the oil derivative instrument was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and short-term oil prices obtained from quoted prices in active markets.

As of March 31, 2020, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	522,500	2020 to 2029	1.69% - 2.37%

Some of our interest rate swaps have a credit arrangement that requires us to provide cash collateral when the market value of the instrument falls below a specified threshold. As at March 31, 2020, cash collateral amounting to $9.6 million has been provided (see note 10).

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of March 31, 2020 and December 31, 2019 would be adjusted as detailed in the following table:

	March 31, 2020			December 31, 2019
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Interest rate swaps asset	—	—	—	84	(52)	32
Interest rate swaps liability	(57,013)	—	(57,013)	(5,798)	52	(5,746)
Foreign exchange swap asset	3,603	(718)	2,885	1,246	—	1,246
Foreign exchange swap liability	(718)	718	—	—	—	—

17. RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues: The transactions with Golar Partners and its subsidiaries for the three months ended March 31, 2020 and 2019 consisted of the following:

	Three months ended March 31,
(in thousands of $)	2020	2019
Management and administrative services revenue (a)	1,958	2,436
Ship management fees revenue (b)	1,316	1,115
Interest income on short-term loan (c)	204	—
Total	3,478	3,551

Receivables/(payables): The balances with Golar Partners and its subsidiaries as of March 31, 2020 and December 31, 2019 consisted of the following:

(in thousands of $)	March 31, 2020	December 31, 2019
Balances due from/(to) Golar Partners and its subsidiaries (c)	6,896	(2,708)
Methane Princess lease security deposit (d)	(2,096)	(2,253)
Total	4,800	(4,961)

a)Management and administrative services revenue - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management Limited ("Golar Management"), a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

b)Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)Balances due from/(to) Golar Partners and its subsidiaries/Interest income on short-term loan - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, interest expense and expenses for management, advisory and administrative services and may include working capital adjustments with respect to disposals to the Partnership, as well as charterhire expenses. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

In February 2020, we loaned $25.0 million to Golar Partners, with interest of LIBOR plus 5.0%. During the three months ended March 31, 2020, $20.0 million of the loan was repaid and interest of $0.2 million was charged.

d)Methane Princess Lease security deposit - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

Other transactions:

During the three months ended March 31, 2020 and 2019, we received total distributions from Golar Partners of $9.2 million, each with respect to the common units and general partner units owned by us.

During the three months ended March 31, 2020 and 2019 Hilli LLC had declared distributions totalling $4.4 million and $3.0 million, respectively with respect to the common units owned by Golar Partners. As of March 31, 2020 and 2019, we have a payable of $4.4 million and $3.0 million, respectively to Golar Partners, recorded in "amounts due to related parties", in respect of the Hilli quarterly distribution.

b) Transactions with Golar Power and affiliates:

Net revenues: The transactions with Golar Power and its affiliates for the three months ended March 31, 2020 and 2019 consisted of the following:

	Three months ended March 31,
(in thousands of $)	2020	2019
Management and administrative services revenue	1,360	1,599
Ship management fees income	416	303
Debt guarantee compensation (a)	255	317
Total	2,031	2,219

Payables: The balances with Golar Power and its affiliates as of March 31, 2020 and December 31, 2019 consisted of the following:

(in thousands of $)	March 31, 2020	December 31, 2019
Trading balances due to Golar Power and affiliates (b)	(8,065)	(6,829)
Total	(8,065)	(6,829)

a)Debt guarantee compensation - In connection with the closing of the formation of the joint venture Golar Power with Stonepeak, Golar Power entered into agreements to compensate Golar in relation to certain debt guarantees relating to Golar Power and its subsidiaries. This compensation amounted to an aggregate of $0.3 million for each of the three months ended March 31, 2020 and 2019.

b)Trading balances - Receivables and payables with Golar Power and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Power and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Power, including ship management and administrative service fees due to us.

Other transactions:

Net Cool Pool expenses - Net expenses relating to the other pool participants presented on our consolidated the Income Statement in the line item “Voyage, charter hire and commission expenses” for the three months ended March 31, 2020 amounted to $3.2 million. There was no such net expenses for the same period in 2019 as the vessels were operating under a collaborative arrangement in the Cool Pool.

Guarantees:

Debt guarantees - In January 2020, the Golar Celsius was refinanced and we provided a debt guarantee to third party banks in respect of the secured debt facility until March 2027. As described in (a) above, we receive compensation from Golar Power in relation to the provision of the guarantees for the Golar Penguin and the Golar Celsius. These debt facilities are secured against specific vessels.

c) Transactions with OneLNG and subsidiaries:

Receivables: The balances with OneLNG and its subsidiaries as of March 31, 2020 and December 31, 2019 consisted of the following:

(in thousands of $)	March 31, 2020	December 31, 2019
Balances due from OneLNG (a)	707	707
Total	707	707

a)Balances due from OneLNG - Receivables with One LNG and its subsidiaries comprise primarily of unpaid management fees, charterhire expenses, advisory, administrative services and payment on behalf of a related party. Balances due from OneLNG are unsecured and interest free.

d) Transactions with other related parties:

Net (expenses)/revenue: The transactions with Magni Partners (Bermuda) Limited (“Magni Partners”) for the three months ended March 31, 2020 and 2019 consisted of the following:

	Three months ended March 31,
(in thousands of $)	2020	2019
The Cool Pool (a)	—	27,566
Magni Partners (b)	(481)	—
Total	(481)	27,566

Receivables/(payables): The balances with other related parties as of March 31, 2020 and December 31, 2019 consisted of the following:

(in thousands of $)	March 31, 2020	December 31, 2019
Magni Partners (b)	81	88
Borr Drilling (c)	542	542
2020 Bulkers (d)	265	265
Total	888	895

a) The Cool Pool - On July 8, 2019 GasLog's vessel charter contracts had concluded and withdrew their participation from the Cool Pool. Following Gaslog's departure, we assumed sole responsibility for the management of the Cool Pool and consolidate the Cool Pool. From point of consolidation, the Cool Pool ceased to be a related party.

The table below summarizes our net earnings (impacting each line item in our consolidated statement of operations) generated from our participation in the Cool Pool:

	Three months ended March 31,
(in thousands of $)	2020	2019
Time and voyage charter revenues	—	24,526
Time charter revenues - collaborative arrangement	—	17,144
Voyage, charterhire and commission expenses	—	(3,683)
Voyage, charterhire and commission expenses - collaborative arrangement	—	(10,421)
Net income from the Cool Pool	—	27,566

b) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited, a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or part cost of personnel employed by Magni Partners who have provided advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

c) Borr Drilling - Tor Olav Trøim is the founder, and director of Borr Drilling, a Bermuda company listed on the Oslo and Nasdaq stock exchanges. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

d) 2020 Bulkers - 2020 Bulkers is a related party by virtue of common directorships. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

18.  OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	March 31, 2020	December 31, 2019
Book value of vessels secured against loans (1)	3,034,137	3,135,891
(1) This excludes the Gimi and Golar Viking which, were re-classified as "Assets under development" (see note 11). The Gimi and Golar Viking are secured against their respective debt facilities (see note 14).

As at March 31, 2020 and December 31, 2019, 21,226,586 Golar Partners common units were pledged as security for the obligations under the Margin Loan facility.

As at March 31, 2020 and December 31, 2019, the term loan facility is secured by a pledge against our shares in Golar Power.

Capital Commitments

We have agreed contract terms for the conversion of the Gandria to a FLNG. The Gandria is currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreement is subject to certain payments and lodging of a full Notice to Proceed. We have also provided a guarantee to cover the sub-contractor's obligations in connection with the conversion of the vessel.

UK tax lease benefits
As described under note 26 in our audited consolidated financial statements filed with our annual report on Form 20-F for the year ended December 31, 2019, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million (before deduction of fees).

Of these six leases, we have since terminated five, with one lease remaining, the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at March 31, 2020, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £121.1 million ($nil to $150.4 million). Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020 we received a closure notice to the inquiry stating the basis of HMRC's position. In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position, and consequently a notice of appeal against the closure notice was submitted to HMRC. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at March 31, 2020, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be around €1.1 million. In the event a positive FID is taken on the project, this could increase up to approximately €15.0 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

In relation to our investment in small-scale LNG services provider Avenir LNG Limited ("Avenir"), we are party to a combined commitment of up to $182.0 million from initial Avenir shareholders Stolt-Nielsen Limited ("Stolt-Nielsen"), Höegh LNG Holdings Limited ("Höegh") and us. In November 2018, Avenir was capitalised with the placement of 110,000,000 new shares at a par price of US$1.00 per share. Following the initial equity offering, the founding partners are committed to fund $72.0 million of which Golar is committed to $18.0 million. As discussed in note 12, we have recognized $11.3 million of our total commitment as a liability as at March 31, 2020, following Avenir's issuance of the Equity Shortfall Offering to its shareholders.

19. SUBSEQUENT EVENTS

FLNG Gimi Force Majeure
In April 2020, we announced that we had received written notification of a force majeure claim from BP under the LOA, relating to the Gimi GTA Project. BP estimates that the consequential delay caused by the claimed force majeure event will be approximately one year and that it is not currently possible to mitigate or shorten this delay. We are in advanced and positive discussions with our main building contractor, Keppel Shipyard Limited, and with engineering topsides subcontractor Black and Veatch, to re-schedule the conversion timeline. We are currently unable to establish the duration of the delay to the conversion of FLNG Gimi and any related potential impact on our operations and cash flows.

Short term loan to Golar Partners
In May 2020, we entered into a revolving credit facility with total availability of $25.0 million to Golar Partners, of which Golar Partners has drawn down $15.0 million. The facility is unsecured, repayable in full in June 2020, and bears interest at a rate of LIBOR plus a margin of 5%.